Os Salutem LLC

CONSOLIDATED FINANCIAL STATEMENT FOR THE PERIOD ENDED
DECEMBER 31, 2022

TABLE OF CONTENTS

Os Salutem LLC
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2022

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$ 52,000
Accounts receivable, net	0
Inventory	25,000
Loans receivable - related party	0
Prepaid expenses and other current assets	13,000
TOTAL CURRENT ASSETS	90,000

PROPERTY AND EQUIPMENT

Property and equipment, net	30,220

OTHER ASSETS

Intangible assets, net	1,840
Deposits	5,000
	6,840
TOTAL ASSET	$ 127,060

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$ 122,000
Credit cards payable	0
Warranty reserve	0
Accrued expenses	106,000
Sales tax payable	900
Deferred revenue	0
TOTAL CURRENT LIABILITIES	228,900
TOTAL LIABILITIE	$ 228,900

SHAREHOLDERS' EQUITY

Common stock	
	0
Preferred stock	
	0
Additional paid-in capital	54,000
Retained earnings	(155,840)
TOTAL SHAREHOLDERS' EQUITY	54,000
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 127,060

Os Salutem LLC
CONSOLIDATED STATEMENT OF INCOME
DECEMBER 31, 2022

REVENUES	$	0
COST OF GOODS SOLD		0
GROSS PROFIT		0
OPERATING EXPENSES		
Advertising and marketing		0
Bank fees		0
Bonus and commission		0
Contractors and consultants		9,000
Depreciation expense		0
Insurance expense		2,000
IT expense		11,000
Legal and professional fees		27,000
Licenses		11,000
Meals and entertainment		600
Miscellaneous expenses		100
Office supplies		650
Payroll expense		0
Postage and delivery		290
Rent and lease		12,000
Research and development		80,000
Travel		2,200
TOTAL OPERATING EXPENSES		155,840
NET OPERATING LOSS		(155,840)
OTHER INCOME/(EXPENSE)		
Interest expense		0
Interest income		0
TOTAL OTHER INCOME/(EXPENSE)		0
NET INCOME (LOSS)	$	(155,840)
OTHER COMPREHENSIVE INCOME/(LOSS)		
Foreign currency translation gain/(loss)		0
TOTAL COMPREHENSIVE LOSS	$	(155,840)

Os Salutem LLC
CONSOLIDATED STATEMENT OF EQUITY
DECEMBER 31, 2022

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE	-	$ -	-	$ -	$ -	$ -	$ -
Contributions					54,000		$ 54,000
Other comprehensive gain/(loss)	-	-	-	-	-		$
Net income	-	-	-	-	-	(155,840)	$ (155,840)
ENDING BALANCE, DECEMBER 31, 2022					54,000	(155,840)	$ (101,840)

Os Salutem LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (101,840)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	0
(Increase) decrease in assets:	
Accounts receivable	0
Inventory	(25,000)
Prepaid expenses and other current assets	(13,000)
Deposits	(5,000)
Increase (decrease) in liabilities:	
Accounts payable	122,000
Credit cards payable	0
Warranty reserve	0
Sales tax payable	900
Deferred revenue	0
Accrued expenses	106,000
CASH USED FOR OPERATING ACTIVITIES	(85,060)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for fixed assets	(30,220)
Issuance of notes receivable - related party	0
Cash used for intangible assets	(1,840)
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(32,060)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of common and preferred stock	0
CASH PROVIDED BY INVESTING ACTIVITIES	0
NET INCREASE (DECREASE) IN CASH	52,000
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ 52,000

CASH PAID DURING THE YEAR FOR:	
INTEREST	$ 0
SUPPLEMENTAL DISCLOSURE FOR NONCASH ACTIVITIES:	
STOCK ISSUANCE IN EXCHANGE FOR ASSETS	$ 0

1.   <u>Summary of Significant Accounting Policies</u>

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only include information from inception (December 12, 2020) through December 31, 2022. No financially relevant activity was conducted prior to January 1st 2022.

OS Salutem LLC was incorporated in the State of New Jersey on December 20, 2020.

OSSA is short for Os Salutem which means Oral Health. We are well-published oral health research scientists who designed an oral care regimen based on an intimate understanding of wound repair using efficacious natural products. We formulated an Oral Care for the Body with potent actives like Nicotinamide and Hyaluronan that restore the vibrance of your mouth while bringing harmony to your microbiome without any harsh ingredients or flavors. The mouth is the entry to your body and responsible for keeping your guts healthy.

OSSA products contain an all-natural patent-pending blend of actives designed to target specific tissue-receptors important for balancing inflammation and the mucosal-microbiome relationship. We identified natural actives that target these pathways and formulated a luxurious and effective two-product regimen to effectively balance mucosal health in clinically meaningful ways. We are working with Dentists and a University to validate our approach while our prototype is in consumer testing.

Fiscal Year
The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting
The consolidated financial statements include the accounts of OS Salutem LLC (the "Company). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

1. <u>**Summary of Significant Accounting Policies (continued)**</u>

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2022, the Company held no cash equivalents.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2022, the Company has recorded $0 as an allowance for doubtful accounts.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2022, the balance of inventory related to finished goods was $0 and the balance related to work in progress was $25,000.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Income Taxes (continued)
The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2022. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to income tax filing requirements in the State of New Jersey.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded $0 in revenue from January 1, 2022 through December 31, 2022.

Warranty Reserve
The product contracts entered into generally provide a one to two-year product warranty to customers from the date of shipment. The Company currently estimate the cost of satisfying warranty claims based on analysis of past experience and provide for future claims in the period the revenue is recognized.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Research and Development
Research and development costs are expensed as incurred. Total expense related to research and development was $80,000 for the year ending December 31, 2022.

Equity Based Compensation
The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

1. **Summary of Significant Accounting Policies (continued)**

   Equity Based Compensation (continued)
   The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

   New Accounting Pronouncements
   In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2. **Commitments and Contingencies**

   The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Property and Equipment**

   Property and equipment consisted of the following at December 31, 2022:

   Property and equipment at cost:

Office equipment	$ 30,220
	30,220
Less: Accumulated depreciation	0
Total	$ 30,220

4. **Loans Receivable – Related Parties**

   There have been no loans to related parties of the Company as of December 31, 2022.